NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 08, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on July 26, 2022; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on July 26, 2022. Pershing Square Tontine Holdings, Ltd. announced that, due to its anticipated inability to consummate an initial business combination within the time period required by its Second Amended and Restated Certificate of Incorporation (the "Charter"), the Company intends to dissolve and liquidate in accordance with the provisions of its Charter and will redeem all of the outstanding shares of Class A Common Stock that were included in the Units issued in its initial public offering, at a per-share redemption price of approximately $20.05802547. There will be no redemption rights or liquidating distributions with respect to the Company's warrants, which will expire worthless. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the securities were suspended from trading on July 26, 2022.